SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL to File Proposed Chapter 11 Plan of Reorganization and Related Disclosure Statement with the U.S. Bankruptcy Court

Filing Permits the Company to Stay on Track for Timely Completion of Restructuring Process

São Paulo, December 09, 2024 – GOL Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) (B3: GOLL4), one of the leading airlines in Brazil, and Abra Group Limited (“Abra”), the largest secured creditor of GOL and the majority investor of GOL and Avianca Group International Limited, one of the leading airlines in Colombia, Ecuador and Central America, today announced that GOL will file an initial proposed Chapter 11 plan of reorganization (the “Plan”) with the U.S. Bankruptcy Court (the “Court”). This significant step follows the previously announced Plan Support Agreement (the “PSA”) announced on November 6, 2024 between GOL, Abra and certain of their affiliates and the committee of unsecured creditors appointed in GOL’s Chapter 11 cases.

The filing of the Plan represents an important milestone toward the successful completion of GOL’s financial and operational restructuring and implements a significant investment of new capital to support GOL’s business.

Specific highlights of the Plan, as previously disclosed, include:

•	GOL will significantly deleverage its balance sheet by converting into equity, or otherwise extinguishing, up to US$1.7 billion of its prepetition funded debt and up to US$850 million of other obligations.
•	In its quarterly financial statements for the nine-month period ended September 30, 2024, GOL reported a total net debt of R$27.6 billion and a net loss of R$830 million for the quarter. Accordingly, as the conversion will be executed based on the economic value of GOL's shares prior to the conversion, in compliance with applicable law, it is expected to result in significant dilution of GOL’s existing equity (subject to shareholders’ preemptive rights under Brazilian law).
•	As part of a multi-faceted agreement with GOL and GOL’s Unsecured Creditors Committee, Abra has agreed, in satisfaction of the US$2.8 billion of debt claims it has asserted, to receive approximately US$950 million of new equity and possibly more equity, based upon the resolution of certain unresolved issues, as well as US$850 million of take-back debt. Of the Abra take-back debt, US$250 million is mandatorily convertible into new equity as set forth in the Plan on or after the 30-month anniversary of GOL’s emergence from Chapter 11 based on GOL achieving certain valuation metrics.
•	GOL intends to raise up to US$1.85 billion of new capital to provide incremental liquidity to support the execution of its growth strategy following emergence, of which up to US$330 million may be in the form of new equity financing from third-party investors.
•	GOL will assume its restructured aircraft leases in accordance with agreements with its lessors that have already been negotiated and agreed.

The Company will also file today with the Bankruptcy Court a disclosure statement summarizing the Plan, which includes information regarding the treatment of the various groups of GOL creditors in the Chapter 11 cases, consistent with the provisions of the previously announced PSA, and certain related GOL disclosures. The primary purpose of the disclosure statement is to enable GOL’s creditors that are entitled to vote on the Plan to make an informed decision on whether to vote to accept or reject the Plan. GOL will be seeking Bankruptcy Court approval of the disclosure statement and the commencement of voting on the Plan at a hearing before the Bankruptcy Court currently scheduled for January 15, 2025. Notice of the hearing will be made available on the website administered by the Company’s claims agent, Kroll Restructuring Administration LLC (“Kroll”), at https://cases.ra.kroll.com/GOL. The hearing may be adjourned from time to time.

Material Fact

If, and when, the disclosure statement is approved by the Bankruptcy Court, GOL will commence a process to solicit votes on the Plan, through Kroll as voting agent, to obtain sufficient votes for confirmation of the Plan. Once approved by the Bankruptcy Court, the procedures for voting on the Plan and relevant dates and information will be made available on Kroll’s website and disclosed to the market in accordance with applicable legislation.

The filing of the Plan and related disclosure statement today positions GOL to stay on track for a timely emergence from Chapter 11.

Advisors

GOL is working with Milbank LLP as legal counsel, Seabury Securities, LLC as investment banker and restructuring advisor, and AlixPartners, LLP as financial advisor. In addition, Lefosse Advogados is serving as GOL’s Brazilian counsel.

Abra is working with Wachtell, Lipton, Rosen & Katz as legal counsel and Rothschild & Co as financial advisor. In addition, Pinheiro Guimarães is serving as Abra’s Brazilian counsel.

The Committee is working with Willkie Farr & Gallagher LLP as legal counsel, Jefferies LLC as investment banker, Alvarez & Marsal North America, LLC as financial advisor, and Alton Aviation Consultancy LLC as aviation advisor. Additionally, Stocche, Forbes, Filizzola, Clapis e Cursino de Moura Sociedade de Advogados is serving as the Committee’s Brazilian counsel.

Additional Information

Additional information regarding the Company’s court-supervised process is available at www.GolFirstForAll.com.

Court filings and other information related to the proceedings are available on the website administrated by Kroll or by calling Kroll at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International).

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

About Abra Group

Abra Group, a UK-based company, is one of the largest and most competitive air transport groups in Latin America. It brings together the iconic Avianca and Gol brands under a single leadership, and a strategic investment in Wamos Air, anchoring an airline network that has one of the lowest unit costs in their respective markets, leading loyalty programs across the region (LifeMiles and Smiles) and other synergistic businesses. The Group consolidates a team of close to 30,000 highly qualified aviation professionals and a fleet of more than 300 aircraft serving 25 countries and more than 130 destinations. For more information www.abragroup.net.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

Abra Investor Relations

Maria Cristina Ricardo

Head of Investor Relations

ir@abragroup.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer